May 28, 2021

Lia Der Marderosian

+1 617 526 6982 (t)

+1 617 526 5000 (f)

lia.dermarderosian@wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David Gessert

Re:	Verve Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted April 16, 2021

CIK No. 0001840574

Ladies and Gentlemen:

On behalf of Verve Therapeutics, Inc. (the “Company”), we are responding to the comments contained in a letter, dated May 13, 2021 (the “Letter”) from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Sekar Kathiresan, the Company’s Chief Executive Officer, relating to the above referenced Draft Registration Statement on Form S-1.

The Company also is filing a Registration Statement on Form S-1 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of common stock of the Company.

Set forth below are the Company’s responses to the Staff’s comments. The responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable page numbers in the Registration Statement.

Verve Therapeutics, Inc. May 28, 2021 Page 2

Draft Registration Statement on Form S-1

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company has provided to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Our pipeline, page 2

2.	Please revise your pipeline table to add a column identifying your next anticipated milestone for each program.

Response:	In response to the Staff’s comment, the Company has revised the pipeline table on pages 3 and 133 of the Registration Statement.

Cautionary note regarding forward-looking statements and industry data, page 89

3.	Your statements in the final paragraph on page 90, regarding the accuracy and completeness of the statistical and other industry and market data, and that no independent source has verified the assumptions upon which such data is based, appear to imply a disclaimer of responsibility with respect to such data. Please either revise these statements as appropriate or specifically state that you are liable for the data presented in your prospectus.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Registration Statement to delete the statement that no independent source has verified the assumptions upon which the statistical and other industry and market data is based.

Verve Therapeutics, Inc. May 28, 2021 Page 3

Management’s Discussion and Analysis

Critical accounting policies and significant judgments

Stock-based compensation, page 111

4.	Please clarify the specific methodologies used and the nature of assumptions for each equity issuance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 115–116 of the Registration Statement.

5.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response:

The Company acknowledges the Staff’s comment and confirms that, once the Company has an estimated offering price or range, the Company will provide an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

Legal proceedings, page 181

6.	We note your risk factor on page 42 disclosing that certain of your property including licensed patents from the Boston Licensing Parties is subject to pending U.S. interference proceedings. Please revise to identify such proceedings here and describe them or cross- reference to your risk factor disclosure.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 185 of the Registration Statement.

Principal stockholders, page 209

7.	Please ensure that you have identified the natural persons who are the beneficial owners of the shares held by each entity identified in your table.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 217–218 of the Registration Statement with respect to Biomatics Capital Partners, L.P. and Wellington Biomedical Innovation Master Investors (Cayman) I L.P. GV informed the Company that there are no natural persons who are the beneficial owners of the shares held by entities affiliated with GV 2017, L.P.

Verve Therapeutics, Inc. May 28, 2021 Page 4

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at Lia.DerMarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Sekar Kathiresan, M.D., Verve Therapeutics, Inc.

Andrew Ashe, J.D., Verve Therapeutics, Inc.

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

Timothy J. Kulis, Wilmer Cutler Pickering Hale and Dorr LLP

Brent B. Siler, Cooley LLP

Divakar Gupta, Cooley LLP

Richard Segal, Cooley LLP

Darah Protas, Cooley LLP